

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Guolin Tao
Chief Executive Officer
Entrepreneur Universe Bright Group
Suite 907, Saigo City Plaza Building 2
No. 170, Weiyang Road
Xi'an, China

> **Re: Entrepreneur Universe Bright Group**
> **Registration Statement on Form 10-12G**
> **Filed June 30, 2021**
> **File No. 000-56305**

Dear Mr. Tao:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Charles Law